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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                 Amendment No. 1
                                       To
                                 SCHEDULE 14D-9

                      SOLICITATION/RECOMMENDATION STATEMENT
                       PURSUANT TO SECTION 14(d)(4) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

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                                  PSICOR, INC.
                            (Name of Subject Company)

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                                  PSICOR, INC.
                      (Name of Person(s) Filing Statement)

                           Common Stock, no par value
                         (Title of Class of Securities)

                                   744901 109
                      (CUSIP Number of Class of Securities)

                           Denise E. Botticelli, Esq.
                                 General Counsel
                                  PSICOR, INC.
                            16818 Via Del Campo Court
                              San Diego, CA  92127
                                 (619) 485-5599
                  (Name, address and telephone number of person
               authorized to receive notice and communications on
                    behalf of the person(s) filing statement)


                                 With a copy to:

                            Fredrick M. Miller, Esq.
                               Dykema Gossett PLLC
                             400 Renaissance Center
                             Detroit, Michigan 48243
                                 (313) 568-6975

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         The Schedule 14D-9 filed with the Securities and Exchange Commission on
November 29, 1995 (the "Schedule 14D-9") by PSICOR, Inc., a Pennsylvania corporation, is hereby amended as set forth herein. Capitalized terms not defined herein have the meanings assigned to them in the Schedule 14D-9.

ITEM 3.  IDENTITY AND BACKGROUND.

         (b) MERGER AGREEMENT. The Offer is being made pursuant to the Merger Agreement which provides that, among other things, as soon as practicable after the consummation of the Offer and satisfaction or waiver of all conditions to the Merger, the Purchaser will be merged with and into the Company and the Company will continue as the Surviving Corporation, and will be a wholly owned subsidiary of Parent. At the effective time of the Merger (the "Effective Time"), each issued and outstanding Share immediately prior to the Effective Time (other than Shares held in the treasury of the Company or owned by Purchaser, Parent or any direct or indirect wholly owned subsidiary of Parent or Shares held by dissenting shareholders who perfect their dissenter's rights under Pennsylvania law) will be converted into the right to receive the Offer Price, without interest (the "Merger Consideration"). The Merger Agreement is filed with this Statement as Exhibit 1 and incorporated herein by reference.
The information with respect to the Merger Agreement set forth in Section 11 of the Offer to Purchase under the caption "Merger Agreement" is incorporated herein by reference.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

         The waiting period under the HSR Act applicable to the Offer expired at 11:59 p.m. on December 13, 1995.

         The Company learned on December 1, 1995 that a complaint, captioned Reiss, et al. v. PSICOR, Inc. and PSICOR Office Laboratories, Inc., Docket No. UNN-L-6687-95 (the "Reiss Action"), was filed in the Superior Court of New Jersey Law Division, Union County (the "New Jersey Court"), on November 21, 1995 and amended on November 27, 1995. The Reiss Action alleges fraud, breach of contract and breach of the implied covenant of good faith by the Company and POL stemming from, among other things, the termination of the plaintiff's employment with POL which occurred on or about November 1, 1995. On December 6, 1995 the Company learned that an Order to Show Cause (Without Restraints) (the "New Jersey Order") was filed by the New Jersey Court on December 4, 1995 which, among other things, scheduled a hearing for January 10, 1996 as to why a preliminary injunction


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should not be issued restraining and enjoining the Company and POL from, among other things, divesting, selling, disposing of or otherwise transferring ownership of POL. On December 6, 1995 the Company and POL filed a complaint captioned PSICOR, Inc. and PSICOR Office Laboratories, Inc. v. Reiss, et al., Docket No. 695157, in the Superior Court of the State of California for the County of San Diego alleging various claims against the plaintiffs in the Reiss Action and others (collectively, the "Defendants") for, among other things, breach of contract and fraud in connection with PSICOR's 1994 acquisition of POL from the Defendants. Such complaint seeks unspecified damages and declaratory relief. On December 15, 1995, the Company and POL filed a Motion to Dismiss the Reiss Action based generally on improper venue. If such Motion to Dismiss is not


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successful, the Company intends to seek the acceleration of the January 10, 1996 hearing contemplated by the New Jersey Order.

         Under the terms of the Offer, Purchaser is not required to consummate the Offer if, among other things, it determines that "if POL has not been sold pursuant to a Higher POL Offer, ... all conditions precedent to the closing of the transactions contemplated by the POL Agreement shall not be capable of being satisfied promptly." It is a condition to the obligations of the Company, Dunaway Holdings and POL to consummate the transactions contemplated by the POL Purchase Agreement that "no temporary restraining order, preliminary injunction or permanent injunction or other order precluding, restraining, enjoining, preventing or prohibiting the consummation of the [POL Purchase] Agreement shall have been issued by any Federal, state or foreign court or other governmental or regulatory authority and remain in effect." No injunction has been issued regarding the transactions contemplated by the POL Agreement, and the New Jersey Order does not specifically prohibit the consummation of such transactions prior to the January 10, 1996 hearing. However, if such an injunction is issued, or if the issues raised by the New Jersey Order are not otherwise satisfactorily resolved prior to the January 3, 1996 scheduled expiration of the Offer, the Purchaser has advised the Company that it may review its rights and obligations with respect to the Offer. The Company intends to vigorously defend the Reiss Action and any attempt by the plaintiffs to enjoin or delay the sale of POL.

ITEM 9.  MATERIALS TO BE FILED AS EXHIBITS.

         Exhibit 7      Offer to Purchase dated November 29, 1995


                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule 14D-9 is true, complete and correct.

                                            PSICOR, INC.


                                            By:  /s/ MICHAEL W. DUNAWAY
                                                 Michael W. Dunaway
                                                 Chairman and Chief
                                                 Executive Officer



Dated:  December 18, 1995


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                                 Exhibit Index


EXHIBIT NO.:                       DESCRIPTION

    7              Offer to Purchase dated November 29, 1995


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